UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-26372

FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 00547W208

Check One:

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: June 30, 2023

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

☐       Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Adamis Pharmaceuticals Corporation

Full Name of Registrant

Former Name if Applicable

11622 El Camino Real, Suite 100

Address of Principal Executive Office (Street and Number)

San Diego, CA 92130

City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Adamis Pharmaceuticals Corporation (the “Registrant” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2023 (the “Form 10-Q”). For the reasons described below, which cannot be eliminated by the Company without unreasonable effort or expense, the Company has determined that it is unable to file the Form 10-Q with the Securities and Exchange Commission (“SEC”) within the prescribed time period because it requires additional time to compile and evaluate certain information and complete its review of its financial statements and other disclosures in the Form 10-Q, including regarding the matters described below, which could not be completed by the date required without incurring unreasonable effort and expense. The Company anticipates that it will file its Form 10-Q within the 5-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

As previously reported in a Current Report on Form 8-K filed with the SEC on May 26, 2023, on May 25, 2023, the Company completed its merger transaction (the “Merger”) with DMK Pharmaceuticals Corporation (“DMK”). The Company requires additional time to gather information, and prepare, analyze and review certain information and complete its review of its financial statements and other disclosures in the Form 10-Q, including relating to the presentation of financial information during the period covered by the Form 10-Q and other disclosures in the Form 10-Q, which could not be completed by the date required without incurring unreasonable effort and expense, including without limitation concerning matters relating to accounting for the Merger transaction with DMK including the purchase price, valuation of the assets acquired in the Merger, and allocation of the purchase price among the assets acquired in the Merger.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expects,” “will,” “anticipates,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the timing of our filing of the Form 10-Q and the completion of matters necessary to permit the filing of the Form 10-Q. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a delay in the completion of matters necessary to permit the filing of the Form 10-Q and the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the SEC. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David J. Marguglio	(858) 997-2400
(Name)	(Area Code and Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes       ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that the Form 10-Q will reflect a decrease in revenue for the three months ended June 30, 2023 compared to the comparable period of 2022 and an increase in revenue for the six months ended June 30, 2023 compared to the comparable period of 2022; a decrease in gross loss for the three and six month periods ended June 30, 2023 compared to the comparable period of 2022; an increase in change in fair value of warrants for the three and six month periods ended June 30, 2023 compared to the comparable period of 2022; an increase in loss from operations for the three and six month periods ended June 30, 2023 compared to the comparable period of 2022; a decrease in net loss from continuing operations for the three and six month periods ended June 30, 2023 compared to the comparable period of 2022; and an increase in net loss applicable to common stock for the three months ended June 30, 2023 compared to the comparable period of 2022 and a decrease in net loss applicable to common stock for the six months ended June 30, 2023. However, the Company is unable to determine whether the matters described in Part III above will have an impact on the Company’s results of operations and financial information relating to the periods included in the Form 10-Q. As a result, the Company is unable to provide an accurate quantitative estimate of its results of operations for the three and six month periods ended June 30, 2023.

Adamis Pharmaceuticals Corporation

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2023

By:	/s/ David J. Marguglio
David J. Marguglio
Chief Financial Officer